

December 5, 2013

<u>Via Facsimile</u>
Mr. Jon P. Marten
Chief Financial Officer
Parker Hannifin Corp
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

> **Re:** **Parker Hannifin Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 29, 2013**
> **File No. 1-04982**

Dear Mr. Marten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Backlog and Seasonal Nature of Business, page 8

1.   We note you disclose backlog information. As backlog is not a measure defined by generally accepted accounting principles, your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

- An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

- If relevant, discuss any changes in the methodology used to determine your backlog.
- To allow better insight into changes in your backlog from period to period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.
- To the extent any of your backlog is not moving forward, quantify and discuss such amounts.
- Address and discuss expected margins and margin trends in your backlog.
- Provide a breakdown of your backlog by product line.
- Provide, in percentage terms, a breakdown of your backlog by currency.
- If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

  Please provide us with your proposed disclosure revisions as part of your response.

Management's Discussion and Analysis

Discussion of Consolidated Statement of Income, page 13-4

2.   We note you disclose gross profit margins decreased as a result of higher defined benefit costs in all segments. We further note your net periodic pension costs increased significantly in 2013 compared to the prior year. Please expand your MD&A disclosure in future filings to include discussion and analysis, including a breakdown of the financial statement geography of your net periodic pension costs. Please provide us with your proposed disclosure revisions as part of your response.

Financial Statements

Business Segment Information, page 13-15

3.   We note your disclosure regarding your plans to reduce the number of reportable segments in your fiscal year 2014. Please address the following so that we might understand your basis for concluding that your operating segments are sufficiently similar to warrant aggregation:

- Please provide us with an understanding regarding your organizational structure, including how you currently define your operating segments.
- We note from your organizational structure that you employ various Presidents for certain groups within your Industrial Segment. Please tell us if these Group

>Presidents represent CODMs for their respective group operations or otherwise explain who is.

- Please provide us, on a supplemental basis, a copy of the periodic financial information received by your CODM(s) along with an understanding of the frequency with which such information is received and reviewed.

- Please expand your disclosures in future filings to include product line information as required by ASC 280-10-50-40. Please provide us with your proposed disclosure enhancements as part of your response.

Note 16 – Contingencies, page 13-40

4.	We note from Item 3 of your Form 10-K that you are the subject of certain regulatory investigations and proceedings in various jurisdictions. We further note that certain fines have been imposed and are currently being litigated. It appears you should expand your contingencies footnote in your audited financial statements to include a discussion of these proceedings and disclosure of the amounts you have accrued as being probable or otherwise disclose the range of reasonably possible loss. Please refer to ASC 450 for guidance and include your expanded disclosures in future filings. As part of your response, please provide us with your proposed disclosure revisions.

5.	We further note your disclosure indicating Brazilian competition authorities have "issued a report" regarding matters they are investigating. Please expand your disclosure in future filings to discuss the contents and findings of that report and also your response to the report. Please provide us with your proposed disclosure revisions as part of your response.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief